Exhibit 99.3

REPORT ON MATERIAL INFORMATION

“ON CIVIL LAWSUIT AGAINST JOINT STOCK COMPANY, ITS SUBSIDIARIES AND/OR ASSOCIATES, WHICH CAN MATERIALLY AFFECT FINANCIAL POSITION OR BUSINESS ACTIVITY OF JOINT STOCK COMPANY, ITS  SUBSIDIARIES AND ASSOCIATES”

1.	General Information

1.1.	Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

1.2.	Issuer’s short proprietary name: OJSC Rostelecom.

1.3.	Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.

1.4.	State Registration Number (OGRN): 1027700198767

1.5.	Taxpayer’s Identification Number (TIN): 7707049388.

1.6.	Issuer’s unique code assigned by registration authority: 00124-A.

1.7.	Web-site used by the Issuer to disclose information: www.rt.ru/centr-invest/financial/fsfr/facts/.

2.	Material Information

2.1.	Plaintiff’s full proprietary name: Loral Space & Communications Holdings Corporation

2.2.

Defendant’s full name proprietary and location: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”; 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.

2.3.	Factual allegations and amount of claims:

This civil lawsuit was filed with the Supreme Court of the State of New York (USA) against OJSC Rostelecom for awarding of all damages caused to Loral Space & Communications Holdings Corporation because of actions concerning management of CJSC GlobalTel which the Plaintiff considers to be tortuous as well as paying back debt of CJSC GlobalTel due to Loral Space & Communications Holdings Corporation. The stake of OJSC Rostelecom in charter capital of CJSC GlobalTel is 51%.

The Plaintiff demands for:

•      the Defendant’s execution of judgments of the London Arbitrators (Great Britain) as well as judgments of the Supreme Court of Arbitrazh (Russian Federation) about paying back the debt of CJSC GlobalTel due to the Plaintiff in amount of USD 8 567 192,38 US;

• the Defendant’s awarding of all damages caused to the Plaintiff;

• the Defendant’s awarding of all benefits which the Defendant may receive because of conduct, which the Plaintiff consider to be wrongful, or breaches of obligation;

• the Defendant’s awarding of all damages caused to the Plaintiff as well as further damages;

• the Defendant’s refunding of cost of suit, including reasonable attorney’s fees;

• recognition of determination of the Supreme Court of Arbitrazh (Russian Federation) in favor of the Plaintiff in the territory of New York;

• other payments made by OJSC Rostelecom as the Supreme Court of the State of New York may deem just and proper.

2.4.	Possible consequences in case the plaintiff’s civil lawsuit is satisfied:

If the Plaintiff’s civil lawsuit is satisfied, OJSC Rostelecom shall comply with the judgment of the Supreme Court of the State of New York and pay back the money.

OJSC Rostelecom does not agree with allegations and claims and will defend its position in court according to current law of the State of California (USA)

3.	Signature

3.1.	Deputy General Director —
	Finance Director	s/s Anton A. Khozyainov

3.2.	Date: May 18, 2009